May 30, 2025

Gregory Willis
Executive Vice President and Chief Financial Officer
Air Lease Corporation
2000 Avenue of the Stars, Suite 1000N
Los Angeles, California 90067

       Re: Air Lease Corporation
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-35121
Dear Gregory Willis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services